NEWS RELEASE
TSX Venture Exchange Symbol: SNV	June 19th, 2006

SONIC WINS CONTRACT IN ONTARIO

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that it has entered into a remediation contract to clean up a site in the Greater Toronto Area (GTA) which has varying levels of Polychlorinated Biphenyl (PCB) contamination. Sonic will carry out the remediation on-site, under contract to a national remediation company. The contract guarantees a minimum of 500 tonnes, potentially up to 2,500 tonnes, of contaminated soil. The work is to be completed before the end of 2006. Under the terms of the contract, the site, its owner, contracting agent and other competitive-natured details cannot be disclosed at this time.

Sonic’s Vice President of Remediation Services, Mr. Larry Rodricks, commented, "This project is a major milestone for Sonic as it’s a first in Eastern Canada following the Company’s recent approvals here in Ontario. This contract should be the trigger that Sonic has been waiting for in order to secure future projects which I expect to see us involved in. There are many opportunities for cost-effective green technologies, such as Sonic’s, involving environmentally-proactive site owners or high-value Brownfield sites. With the onset of the new proposed regulations, these opportunities will only increase.”

At the GTA site, Sonic’s Terra-Kleen solvent extraction system will be mobilized on-site. The Terra-Kleen process has a solid 13-year track record, having completed several major USA projects as large as 25,000 tons. Recently, the Terra-Kleen process gained ministry approvals to operate as a mobile soil treatment system in Ontario.

Sonic’s Remediation Services Division is primarily focused on the remediation of sites contaminated by chlorinated organics such as PCB, TCE, pesticides and herbicides.

About Sonic Environmental Solutions Inc.

Sonic markets both the Terra-Kleen solvent extraction technology for the removal of Persistent Organic Pollutants (POPs) and the PCB Sonoprocessê technology for the chemical destruction of POPs. Sonic’s technologies are unique in providing non-thermal, low-cost remediation solutions to some of the most toxic contaminants and hazardous waste materials. The Company’s solutions can accommodate debris or oversize material relatively easily without extensive sorting. An extreme example of this is the Sydney Tar Ponds (STP) site where a high level of coal tar complicates treatment of the PCB sediments. As announced May 11th 2006, Sonic successfully conducted STP treatability studies on behalf of the University of Cape Breton who intervened in an Environmental Assessment Hearings to advocate the Sonic solution for the STP. Sonic also develops proprietary SonoprocessTM applications using its patented industrial-scale sonic generator technology.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

For Further Information, please contact:
Laura Byspalko, Public Relations Manager
Tel: 604-736-2552 ext. 104 Email: lbyspalko@sesi.ca

www.SonicEnvironmental.com